December 14, 2018

Dami n Scokin
Chief Executive Officer
Despegar.com, Corp.
Juana Manso 999
Ciudad Aut noma de Buenos Aires, Argentina C1107CBR

       Re: Despegar.com, Corp.
           Post Effective Amendment to Form F-1 on Form F-3
           Filed November 20, 2018
           File No. 333-226869

Dear Mr. Scokin:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment to Form F-1 on Form F-3 Filed November 20, 2018

Enforceability of Civil Liabilities, page 27

1. Please disclose whether the exclusive jurisdiction clause in your Amended and Restated
       Memorandum and Articles of Association applies to actions arising under the Exchange
       Act. If the provision does apply to actions arising under the Exchange Act, revise your disclosure to state that a court may determine that the provision is unenforceable and state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dami n Scokin
Despegar.com, Corp.
December 14, 2018
Page 2

       Please contact John Dana Brown at 202-551-3859 or Susan Block at 202-551-3210 with any questions.



FirstName LastNameDami n Scokin                         Sincerely,
Comapany NameDespegar.com, Corp.
                                                        Division of Corporation
Finance
December 14, 2018 Page 2                                Office of
Transportation and Leisure
FirstName LastName